BB 7/7

06009152

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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SEC FILE NUMBER
8- 66573 -

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

AB 7/8

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION RECEIVED APR 1 8 2006 WASH. D.C. 209

REPORT FOR THE PERIOD BEGINNING 11/26/04 (MM/DD/YY) AND ENDING 12/31/05 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Pagemill Partners, LLC.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2475 Hanover Street
(No. and Street)

Palo Alto	**CA**	**94304**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Sunstrum **650-233-4877**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

84 S 1st Street	**San Jose**	**CA**	**95113**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 12 2006
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

BB

AB 7/8/06

OATH OR AFFIRMATION

I, William Sunstrum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pagemill Partners, LLC as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the
- [ ] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT WITH AFFIANT STATEMENT

State of California }
County of Santa Clara } ss.

☑ See Attached Document (Notary to cross out lines 1–8 below)
☐ See Statement Below (Lines 1–7 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________
7 ______________________________
8 ______________________________

Signature of Document Signer No. 1

Signature of Document Signer No. 2 (if any)

Subscribed and sworn to (or affirmed) before me this 6 (Date) day of April (Month), 2006 (Year), by

(1) William Sunstrum
Name of Signer(s)

(2) ______________________________
Name of Signer(s)

Jennifer Lynn Carlotta
Signature of Notary Public

JENNIFER LYNN CARLOTTA
Commission # 1429338
Notary Public - California
Santa Clara County
My Comm. Expires Jul 8, 2007

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Pagemill Partners, LLC Financial Statements

Document Date: ____________ Number of Pages: ____________

Signer(s) Other Than Named Above: ____________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Robert Kormos
Supervisor of Examiners, San Francisco District Office

NASD

March 31, 2006

VIA CERTIFIED MAIL

Mr. James Kochman
Executive Representative
Pagemill Partners, LLC
2475 Hanover Street
Palo Alto, CA 94304

SEC MAIL PROCESSING RECEIVED APR 12 2006 WASH, D.C. 209 SECTION

Dear Mr. Kochman:

This acknowledges receipt of your December 31, 2005 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

- Notarized Oath of Affirmation signed by a duly authorized officer, general partner, or proprietor of member firm (SEC Rule 17a-5(e)(2)).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by April 17, 2006. Questions may be addressed to Darcey Bohanna, Compliance Examiner, at 415-882-1265.

Sincerely,

Robert Kormos
Supervisor of Examiners

RK:ra

Enclosure: Form X-17A-5 Part III Facing Page

Cc: Rosalind R. Tyson, Securities and Exchange Commission
Mayer Hoffman McCann P.C.